UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that L.I.A Pure Capital Ltd. (“Pure Capital”), which currently holds 4.76% of the Company’s issued and outstanding share capital, has filed a request in the Tel Aviv District Court (Economic Division) to convene a special general meeting of the Company’s shareholders (the “Court Request” and the “Meeting” respectively), to approve an arrangement between the Company and its shareholders in accordance with Section 350 of the Israeli Companies Law, 5799-1999 (the “Companies Law”).

The purpose of the Meeting is to deliberate and discuss Pure Capital’s acquisition of the remaining 95.24% of the Company’s issued and outstanding share capital at a purchase price of USD 0.0925 per ordinary share of the Company (or USD 3.70 per American Depositary Share (“ADS”)), resulting in the privatization of the Company, delisting of the Company’s ADSs from the Nasdaq Stock Exchange, and terminating its obligations as a public company.

The Court Request also seeks that the Company undertake all necessary legal procedures, reports, and publications at its own expense, and seeks to establish instructions and timetables for approving the Meeting, including the convention, submitting applications, and addressing potential objections from ADS holders, in accordance with the Companies Law and the regulations promulgated thereunder.

The company has not yet provided a response within the required twenty-one-day period as outlined by the Companies Regulations (Request for Compromise or Settlement), 5762-2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: December 30, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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